

--------                                       U.S. SECURITIES AND EXCHANGE COMMISSION                 -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB NUMBER:       3235-0104
                                                                                                        EXPIRES:     APRIL 30, 1997
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
                                         Section 30(f) of the Investment Company Act of 1940           -----------------------------
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person           2. Date of Event Re-   4. Issuer Name and Ticker or Trading Symbol
                                                     quiring Statement
                                                     (Month/Day/Year)

    NELSON         LINDEN           D.                   1/3/97              HA-LO INDUSTRIES, INC. (HALO)
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)                            5. Relationship of Reporting Person   6. If Amendment, Date
    % CREATIVE CONCEPTS IN ADVERTISING, INC.     -----------------------    to Issuer (Check all applicable)      of Original
    21535 SOUTHFIELD ROAD                         3. IRS or Social Se-     X  Director       X  10% Owner         (Month/Day/Year)
-------------------------------------------------    curity Number of     ----              ----
                    (Street)                         Reporting Person      X  Officer (give     Other
                                                     (Voluntary)          ----title below)  ----(specify below)
                                                                                VICE CHAIRMAN
    BEVERLY HILLS, MICHIGAN 48075                                           ---------------------------
------------------------------------------------------------------------------------------------------------------------------------
    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
    COMMON STOCK, NO PAR VALUE                       2,321,240                      D
------------------------------------------------------------------------------------------------------------------------------------
                                                       137,500                      I                     BY WIFE
------------------------------------------------------------------------------------------------------------------------------------
                                                        28,915                      I                  BY MAPLE LANE
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    ACQUISITION LIMITED
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   LIABILITY COMPANY (1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                       (Print or Type Responses)                                     SEC 1473 (8-92)


FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
                                                                     NO PAR
    COMMON STOCK OPTION             1/3/97   1/3/07     COMMON STOCK, VALUE  312,500     $25.125       D
------------------------------------------------------------------------------------------------------------------------------------
    (TO PURCHASE COMMON STOCK)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:

137,500 shares of Common Stock are owned by a trust for which Linden Nelson's daughter is the beneficiary, and 137,500 shares of
Common Stock are also owned by a trust for which Linden Nelson's son is the beneficiary.  Neither Linden Nelson nor his wife are trustees for these trusts; therefore, Mr. Nelson disclaims any beneficial ownership of the Common Stock held by the trusts.

(1) Linden Nelson owns a fifty percent (50%) membership interest in, and is the managing member of, Maple Lane Acquisition
Limited Liability Company (the "LLC"). Mr. Nelson disclaims any beneficial ownership of the Common Stock owned by the LLC beyond his membership interest in the LLC.

                                                                             /s/ Linden D. Nelson               January 10, 1997
                                                                       -------------------------------------  ----------------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,
      SEE Instruction 6 for procedure.
                                                                                                                              Page 2
                                                                                                                     SEC 1473 (8-92)